[LETTERHEAD OF EATON VANCE DISTRIBUTORS, INC.]

March 14, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Eaton Vance Unit Trust – Series 3 (the “Trust”)

Amendment No. 2 to the Registration Statement on Form S-6 (“Amendment No. 2”)

File No. 333-209291

Ladies and Gentlemen:

In connection with the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Trust’s registration statement on Form S-6, initially filed with the Commission on February 1, 2016, as amended by Amendment No. 2 to be filed on even date herewith (collectively, the “Registration Statement”), and in light of the Trust’s request for acceleration of the effective date of the Registration Statement, we acknowledge that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.	Staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EATON VANCE UNIT TRUST – SERIES 3

By:	Eaton Vance Distributors, Inc., Depositor

By: /s/	Ryan P. Jenkins
Ryan P. Jenkins
Vice President